Exhibit (a)(8)

ADDENDUM FOR EMPLOYEES IN CANADA

MATERIAL TAX CONSEQUENCES

     The following is a general summary of the Canadian income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Canada. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a subject to the income tax laws of a country other than Canada. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. In general, the grant of options does not result in taxable income under the Income Tax Act (Canada). However, it is not clear whether the grant of a New Option and the cancellation of any option in exchange therefore pursuant to the terms of the Offer will be a taxable event. Again you should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Grant of New Option. Subject to the treatment described above under “Option Exchange”, you will not be subject to tax when the New Option is granted to you.

Exercise of Option. When you exercise the New Option, you will recognize taxable income (taxed at your marginal tax rates) in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price paid for such shares. You will be entitled to deduct 50% of such income provided the exercise price of the New Option is not less than the fair market value of our Common Stock at the time of grant and the Common Stock is a prescribed share (under the Canadian Income Tax Regulations). Subject to certain conditions (including a C$100,000 annual vesting limit) you may be able to defer taxation of the taxable portion of the income upon exercise in general until the earliest of the time that you (i) sell the shares purchased upon exercise, (ii) die or (iii) become a non-resident of Canada. You will be subject to all tax withholding and reporting requirements applicable at the time of exercise.

Sale of Shares. You will recognize taxable income when you subsequently sell the shares. The taxable amount will in general be one-half of the difference between the sale price and the adjusted cost basis of the shares. In addition, any amount on which taxation was deferred at exercise, if applicable, will become taxable at the time the shares are sold. Income tax will be assessed on the taxable income at your marginal income tax rate.

(a)(8)